OMB APPROVAL
UNITED STATES	OMB Number:	3235-0167
SECURITIES AND EXCHANGE COMMISSION	Expires:	May 31, 2021
Washington, D.C. 20549	Estimated average burden hours per response 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55661

ENGAGE MOBILITY, INC.

(Exact name of registrant as specified in its charter)

PO Box 26496

Scottsdale, AZ 85255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock at par value $0.001

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 464

Pursuant to the requirements of the Securities Exchange Act of 1934 Engage Mobility, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 09/03/2021	By: /s/ Rhonda Keaveney, CEO